UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  March 3, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC - NEW YORK STOCK EXCHANGE DELISTING

Sent by fax and e-mail
FAX no. 212 656 5071
Mr. Stefan Jekel
New York Stock Exchange
20 Broad Street, 13th Floor
New York, NY 10005
United States of America

March 3, 2006

Ladies and Gentlemen,

TDC A/S (the "Company") hereby requests that the New York Stock Exchange ("NYSE") voluntarily delist the Company's American Depositary Shares ("ADSs") and the underlying ordinary shares par value DKK 5 each ("Shares") from the NYSE.

Enclosed for your records is a copy of a resolution of the Company's Board of Directors indicating the Board's intention to delist and deregister the ADSs and Shares, certified by the General Counsel of the Company. The reasons for the Company's request for its delisting are set forth in the resolution.

Thank you for your assistance in this matter. Please do not hesitate to call me at tel no. +45 66 63 76 16 if you have any questions.


Yours sincerely


Gitte Forsberg
General Counsel


Enclosures

Certified Copy of Board Resolution, dated March 3, 2006

WHEREAS, the Board of Directors of TDC A/S (the "Company") believes it to be in the best interests of the Company and its shareholders to seek to withdraw the Company's American Depositary Shares evidenced by American Depositary Receipts, each representing one half of one Ordinary Share par value DKK 5 each ("ADSs"), and the Company's Ordinary Shares par value DKK 5 each ("Shares"), from listing on the New York Stock Exchange (the "NYSE") and to deregister such Shares and ADSs under section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") (collectively, the "U.S. Delisting"); and

WHEREAS, the Board of Directors has considered, among other things, the following matters in connection with its consideration of the U.S. Delisting:

The number of holders of the Company's ADSs resident in the United States has decreased considerably in connection with the completion of the tender offer for all ADSs and Shares (the "Tender Offer") by Nordic Telephone Company ApS (the "Purchaser") that expired on January 20, 2006. Pursuant to the Tender Offer, the Purchaser purchased 88.2% of the share capital of the Company. Based on information provided by Innisfree M&A Incorporated, as of early February, 2006, there were approximately 1,710 ADS accounts held by U.S. holders containing an aggregate of approximately 799,122 ADSs (or the equivalent of 399,561 Shares).

Trading of the ADSs on the NYSE has also decreased since completion of the Tender Offer. The average daily trading volume of the ADSs for the three-week period ending on February 24, 2006 was approximately 9,200. The average daily trading volume of the ADSs for the corresponding three-week period in 2005 was approximately 32,800. The average daily trading volume of the ADSs for the five-day period ending on February 24, 2006 was approximately 7,800. The average daily trading volume for the corresponding five-day period in 2005 was 71,100. The average daily trading volume of the ADSs for the one year period ending on February 24, 2006 was approximately 32,400. The daily trading volume on February 24, 2006 was approximately 3,900. These decreases, as well as the factors mentioned below, have caused the Company to re-evaluate the merits of maintaining its NYSE listing and registration under the Exchange Act.

The Company has adopted amendments to its articles of incorporation to permit the Purchaser to redeem all outstanding shares (including those represented by ADSs) not held by the Purchaser in a compulsory acquisition. The Board took notice of certain protests raised against the validity of said amendments; irrespective thereof the U.S. Delisting were still considered to be in the best interest of the Company.

WHEREAS, in connection with the proposed U.S. Delisting, the Board of Directors has also considered that the Board of Directors of the Company, following the extraordinary general meeting of the Company's shareholders held on February 28, 2006, does not include any directors who satisfy the "independence" standards under the NYSE's corporate governance rules. The Company is therefore unable to comply with Subsection 303A.06 of the Listed Company Manual (the "Manual"), which requires that the Company have an audit committee each member of which satisfies the independence standards of the NYSE. The Board of Directors of the Company has therefore decided not to form an audit committee for the time being. As a result, the Company is in material non-compliance with the NYSE's Corporate Governance Standards applicable to foreign private issuers; and

WHEREAS, if the Company becomes eligible to deregister the Shares and ADSs under the Exchange Act (including without limitation from Section 12(g) of the Exchange Act) and/or to suspend its U.S. reporting obligations under the Exchange Act (collectively, "U.S. Deregistration"), the Board of Directors of the Company believes it to be in the best interests of the Company and its shareholders to seek to complete the U.S. Deregistration;

NOW, THEREFORE, it is:

RESOLVED that the U.S. Delisting is hereby approved; and further

RESOLVED that, in connection with the Company's non-compliance with the NYSE's continued listing standards and as required by Subsections 303A.12(b) and 303A.12(c) of the Manual, the Chief Executive Officer of the Company is hereby authorized and directed to deliver an Interim Written Affirmation with regard to
Section 303A non-compliance and/or a written notice to the NYSE informing the NYSE of the Company's non-compliance with Subsection 303A.06 of the Manual; and further

 RESOLVED that, if the Company becomes eligible to effect the U.S. Deregistration, then the U.S. Deregistration is hereby approved; and further

RESOLVED that the Chief Executive Officer, the Chief Financial Officer and the General Counsel of the Company (the "Authorized Officers"), or any of them, be, and each of them hereby is, authorized to execute and deliver all applications, letters or other documents, and to prepare or cause the preparation of all filings (including filings with the NYSE and the Securities and Exchange Commission, as any such Authorized Officer may deem necessary, advisable or appropriate in connection with the U.S. Delisting and, if the Company becomes eligible to effect the U.S. Deregistration, the U.S. Deregistration, in each case in such form as the Authorized Officer executing the same on behalf of the Company shall approve, such approval to be conclusively evidenced by the execution or filing thereof on behalf of the Company; and further

RESOLVED that the Authorized Officers be, and each of them hereby is, authorized to do and perform, or cause to be done and performed (including without limitation through counsel or other advisors to the Company), all such acts, deeds and things, and to make, execute and deliver, or file, or cause to be made, executed, delivered or filed, all such applications, reports, agreements, undertakings, documents, instruments or certificates, or modifications or amendments thereto, in the name and on behalf of the Company or otherwise, relating to the U.S. Delisting or the U.S. Deregistration, as such Authorized Officer may deem necessary, advisable or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions and any of the transactions contemplated thereby from time to time hereafter in connection with the U.S. Delisting or the U.S. Deregistration and any amendments, modifications or actions related thereto; and further

RESOLVED that the General Counsel of the Company be, hereby authorized to certify and deliver, to any person to whom such certification and delivery may be deemed necessary, advisable or appropriate in the opinion of such officer, a true copy of the foregoing resolutions or any of them.

*     *     *


Certificate of General Counsel

The undersigned certifies that she is the duly elected General Counsel of TDC A/S (the "Company"), and that, as such she is authorized to execute this Certificate on behalf of the Company, and that the foregoing is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company at a meeting held on March 3, 2006, and that such resolutions have not been altered, amended, rescinded or repealed and are in full force and effect on the date hereof.

-----------------------
Name: Gitte Forsberg
Title: General Counsel

March 3, 2006





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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     March 3, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury